August 12, 2009

Pamela A. Long
Division of Corporate Finance
Office of Manufacturing and Construction
United States Securities and Exchange Commission
Washington, DC 20549-4631

Re:	Charmed Homes Inc. Registration Statement on Form S-4 File No. 333-159272

Dear Ms. Long:

Charmed Homes Inc. hereby requests acceleration of effectiveness for its Registration Statement on Form S-4 (File No. 333-159272).  The effective date requested is August 12, 2009 at 5:30 p.m. EDT.  In making this request for acceleration, Charmed acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Charmed Homes and IntelaSight from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
Charmed Homes and IntelaSight may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please contact me at (403) 831-2202.

Very truly yours,

/s/ Ian Quinn
Ian Quinn
President

IntelaSight, Inc. Acknowledgement:

/s/ David Ly
David Ly
CEO, IntelaSight, Inc.